UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Standard Drilling, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68274T102

(CUSIP Number)

Dennis Lairamore

8035 S. Logan Court

Littleton, CO 80122

Tel. (303) 257-1619

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Dennis Lairamore
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,000,000
	8	Shared Voting Power --
	9	Sole Dispositive Power 2,00,000
	10	Shared Dispositive Power --
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ›
13	Percentage of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person (See Instructions) IN

Introductory Statement

This Amendment No. 1 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 22, 2006 (the “Schedule 13D”) with respect to shares of common stock of Standard Drilling, Inc., a Nevada corporation (the “Company”). On September 1, 2006, the Company entered into a reorganization whereby it issued 41,223,000 shares of common stock. As a result, Mr. Lairamore’s beneficial ownership of the Company’s stock has fallen below five percent and Mr. Lairamore is no longer required to update this Schedule 13D. Mr. Lairamore has not bought or sold any securities since his initial Schedule 13D was filed. The following item of Schedule 13D is hereby amended and restated in its entirety.

Item 5. Interest in Securities of the Issuer

(a)

As of September 1, 2006, Mr. Lairamore owned, beneficially and of record, 2,000,000 shares of the Company’s common stock, which constitutes approximately 4.4% of the Company’s outstanding common stock.

(b)

Mr. Lairamore has sole voting power and dispositive power with respect to the 2,000,000 shares of the Company’s common stock that are held of record by him.

(c)

Mr. Lairamore has not effected any transaction in the securities of the Company in the past 60 days.

(d)

No person other than Mr. Lairamore has the power to direct the receipt of dividends on or the proceeds of sales of the shares owned by Mr. Lairamore.

(e)

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2006	/s/ Dennis Lairamore Dennis Lairamore

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